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                                 SUBSIDIARIES
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     The Company currently has no subsidiaries, but prior to the date hereof,
Prudential Paper Products Co., Inc., a New York corporation (which subsequently changed its name to Prudential-Feldco, Inc., (a New York corporation), which subsequently changed its name to Pen-Tab Industries, Inc. (a New York corporation), which subsequently merged with and into Pen-Tab Industries of Virginia, Inc., (a Virginia corporation), which subsequently changed its name to Pen-Tab Industries, Inc., (a Virginia corporation)) had subsidiaries by the names of Papers by Brandt, Inc. and Nathan Minness Co., Inc., which were merged with and into Prudential Paper Products Co., Inc., on December 10, 1969 and October 20, 1970 respectively.